
December 12, 2023

Yehuda Levy
Interim Chief Executive Officer
EzFill Holdings Inc
67 NE 183rd Street
Miami, Florida 33169

      Re: EzFill Holdings Inc
           Preliminary Information Statement on Schedule 14C
           Filed September 14, 2023
           File No. 001-40809

Dear Yehuda Levy:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: David Manno